Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2006

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s Embedded Value 2005 Report, dated May 10, 2006, is included as appendix and incorporated herein by reference. The Embedded Value 2005 Report attached to this report is the same as the Embedded Value 2005 Report furnished on Form 6-K on May 12, 2006, except that Section 6 of that document and all references thereto have been eliminated in the document attached to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 31, 2006	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel